As Filed with the Securities and Exchange Commission on August 23, 2004

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 9)

                    Under the Securities Exchange Act of 1934



                               Capital Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    14052H100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Michael L. Zuppone, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 318-6000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                  May 11, 2004
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  2  of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Veqtor Finance Company, L.L.C.

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                        897,429
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   897,429
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      897,429
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.15%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  3  of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Zell General Partnership, Inc.

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Illinois
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       922,429
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   922,429
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      922,429
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.35%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  4  of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Sam Investment Trust

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Illinois
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       922,429
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   922,429
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      922,429
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.35%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  5  of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Chai Trust Company, L.L.C.

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Illinois
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       922,429
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   922,429
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      922,429
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.35%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  6  of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      SZ Investments, L.L.C.

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       25,000
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   25,000
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      25,000
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.20%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  7  of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Samstock, L.L.C.

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, WC
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       25,000
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   25,000
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      25,000
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.20%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  8  of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      CMH Investment Partnership LP

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       610,044
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   610,044
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      610,044
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      4.86%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  9  of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Craig M. Hatkoff

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       670,096
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   670,096
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      670,096
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.32%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  10 of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      JRK Investment Partnership LP

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       600,044
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   600,044
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      600,044
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      4.78%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  11 of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

--------------------------------------------------------------------------------
      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      John R. Klopp

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) | |

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


--------------------------------------------------------------------------------
      4
                SOURCE OF FUNDS

                      AF, BK
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       1,054,264
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   1,054,264
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,054,264
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      8.29%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      IN
--------------------------------------------------------------------------------

----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  12 of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------


      This Amendment No. 9 to Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 9 to Schedule 13D amends and supplements:

         o the Schedule 13D, dated July 15, 1997, as filed with the Securities and Exchange Commission (the "SEC") on July 25, 1997, as amended by

         o Amendment No. 1, as filed with the SEC on December 22, 1997, as amended by

         o Amendment No. 2, as filed with the SEC on July 2, 1998, as amended by

         o Amendment No. 3, as filed with the SEC on August 19, 1999, as amended by

         o Amendment No. 4, as filed with the SEC on September 30, 1999, as amended by

         o Amendment No. 5, as filed with the SEC on February 2, 2000, as amended by

         o Amendment No. 6, as filed with the SEC on May 23, 2000, as amended by

         o Amendment No. 7, as filed with the SEC on November 2, 2001, as amended by

         o Amendment No. 8, as filed with the SEC on May 28, 2003 (together with the original Schedule as previously amended, the "Schedule 13D").

        The Reporting Persons are:

         (i) Veqtor Finance Company, L.L.C., a Delaware limited liability company ("VFC");

         (ii) Samstock, L.L.C., a Delaware limited liability company
              ("Samstock");

         (iii) SZ Investments, L.L.C., a Delaware limited liability company and the sole member of Samstock ("SZI");

         (iv) Zell General Partnership, Inc., an Illinois corporation and the sole managing member of SZI and the sole managing member of VFC ("Zell GP");

         (v) the Sam Investment Trust, a trust formed under Illinois law and the sole stockholder of Zell GP ("Sam Trust");

         (vi) Chai Trust Company, L.L.C., an Illinois limited liability company and the trustee of Sam Trust ("Chai")

         (vii) CMH Investment Partnership LP, a Delaware limited partnership ("Hatkoff LP")

         (viii) Mr. Craig M. Hatkoff, a citizen of the United States and the general partner of Hatkoff LP ("Hatkoff");

----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  13 of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------


         (ix) JRK Investment Partnership LP, a Delaware limited partnership ("Klopp LP"); and

         (x) Mr. John R. Klopp, a citizen of the United States and the general partner of Klopp LP ("Klopp" and, collectively with VFC, Samstock, SZI, Zell GP, Sam Trust, Chai, Hatkoff LP, Hatkoff and Klopp LP, the "Reporting Persons").

      The original schedule reported beneficial ownership of class A common shares of beneficial interest, $1.00 par value (the "Class A Common Shares"), in Capital Trust, a California business trust. As reported in Amendment No. 3 to
Schedule 13D, Capital Trust reorganized into Capital Trust, Inc., a Maryland corporation and each Class A Common Share was converted into one share of class A common stock, par value $0.01 per share, of Capital Trust, Inc. As reported in Amendment No. 8 to Schedule 13D, the Issuer effected a one (1) for three (3) reverse stock split which became effective April 2, 2003. This statement therefore relates to the shares of class A common stock, par value $0.01 per share ("Class A Common Stock"), of Capital Trust, Inc. (hereinafter the "Issuer"), after giving effect to the reorganization and reverse stock split. The Issuer's principal office is located at 410 Park Avenue, 14th Floor, New York, New York 10022. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      Item 5 is amended as follows:

      (a) and (b) The aggregate percentage of shares of Class A Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Amendment No. 9 to the Schedule 13D is based upon 12,544,161 shares of Class A Common Stock issued and outstanding as of August 5, 2004 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 16, 2003. The Reporting Persons as a group beneficially own 2,646,789 shares of Class A Common Stock, including (i) 2,412,179 outstanding shares of Class A Common Stock; and (ii) 234,610 shares of stock issuable upon exercise or conversion of outstanding stock options and stock units. The foregoing shares represent approximately 20.7% of the outstanding shares of Class A Common Stock (calculated in accordance with Rule 13d-3(d)(1)).

      VFC holds of record and thereby directly beneficially owns and has the sole direct power to vote and dispose of 897,429 outstanding shares of Class A Common Stock (the "VFC Reported Shares"). Chai, Sam Trust and Zell GP each have the sole indirect power to vote and dispose of the VFC Reported Shares. Samstock directly beneficially owns and has the sole direct power to vote and dispose of 25,000 shares of Class A Common Stock ("Samstock Reported Shares"). Chai, Sam Trust, Zell GP and SZI each have the sole indirect power to vote and dispose of the Samstock Reported Shares. Hatkoff LP holds of record and thereby directly beneficially owns and has the sole power to vote and dispose of 610,044 outstanding shares of Class A Common Stock (the "Hatkoff LP Reported Shares"). Hatkoff has the sole indirect power to vote or dispose of the Hatkoff LP Reported Shares. Hatkoff beneficially owns and has the sole power to vote and dispose of 6,000 outstanding shares of Class A Common Stock. Hatkoff beneficially owns and will have the sole power to vote and dispose of 54,052 shares of

----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  14 of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------


Class A Common Stock issuable upon the exercise of options to purchase and stock units to obtain shares of Class A Common Stock that are, or become within 60 days, vested and exercisable. Klopp LP holds of record and thereby directly beneficially owns and has the sole power to vote and dispose of 600,044 outstanding shares of Class A Common Stock (the "Klopp LP Reported Shares"). Klopp has the sole indirect power to vote or dispose of the Klopp LP Reported Shares. Klopp beneficially owns and has the sole power to vote and dispose of 32,962 outstanding shares of Class A Common Stock. Klopp holds of record and thereby directly beneficially owns and has the sole power to vote 240,700 outstanding shares of Class A Common Stock subject to restricted stock grants. Klopp beneficially owns and will have the sole power to vote and dispose of 180,558 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock that are, or become within 60 days, vested and exercisable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

      Item 6 is amended by adding the following:

      On May 11, 2004, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with W. R. Berkley Corporation and, for purposes of
Section 2.4 of the Purchase Agreement, VFC, Samstock, Klopp, Klopp LP, Hatkoff and Hatkoff LP (the "Shareholders"). Hereinafter, the term "Berkley" refers to
W. R. Berkley Corporation and its designated controlled affiliates: Admiral Insurance Company, Berkley Insurance Company, Berkley Regional Insurance Company and Nautilus Insurance Company. Pursuant to the Purchase Agreement, the Issuer:

      1. issued and sold to Berkley on May 11, 2004, 1,310,000 shares of Class A Common Stock and stock purchase warrants, to purchase 365,000 shares (the "Warrant Shares") of Class A Common Stock for a total purchase price of $30,654,000; and

      2. issued and sold to Berkley on June 21, 2004, an additional 325,000 shares (the "Tranche 2 Shares") of Class A Common Stock for a total purchase price of $7,605,000.

      Pursuant to the Purchase Agreement, the Issuer agreed to appoint one designee of Berkley to its board of directors, and thereafter nominate this designee or alternative designee for election to the board at each subsequent annual meeting of stockholders subject to certain conditions relating to Berkley's continued ownership of Class A Common Stock. Effective May 11, 2004, pursuant to such designation right, the board appointed Joshua A. Polan a director of the Issuer.

      Pursuant to the Purchase Agreement, the Shareholders, agreed to vote all shares of Class A Common Stock they beneficially own or over which they have voting control over in favor of the continued election of the Berkley board designee. In addition, the Shareholders agreed not to take, or support the taking of, any action to remove as a director the Berkley board designee, unless Berkley requests that such director be removed (in which case the Shareholders agreed to cooperate in effecting such removal and electing a replacement). The Shareholders agreed to vote at the Issuer's 2004 annual meeting of stockholders all shares of Class A Common Stock

----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  15 of 17  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------


they beneficially own or over which they have voting control over in favor of the issuance of the Tranche 2 Shares and the Warrant Shares.

      Berkley reported aggregate beneficial ownership of 2,000,000 shares of Class A Common Stock, which shares represent 24.0% of the outstanding shares of Class A Common Stock (calculated in accordance with Rule 13d-3(d)(1)). The Reporting Persons disclaim beneficial ownership of any shares of Class A Common Stock beneficially owned by Berkley. Berkley has disclaimed beneficial ownership of any shares of Class A Common Stock held by the Reporting Persons.

      A copy of the Purchase Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.

      On January 26, 2004, pursuant to the Issuer's amended and restated 1997 long-term incentive stock plan ("1997 Plan"), Klopp was granted 21,882 shares of restricted Class A Common Stock. On June 30, 2003, July 15, 2003, September 30, 2003, October 15, 2003, December 31, 2003, January 15, 2004, March 31, 2004,
April 15, 2004, June 30, 2004 and July 15, 2004, pursuant to the 1997 Plan, Hatkoff was granted stock units which are immediately vested and convertible into 419, 108, 375, 120, 339, 117, 308, 118, 281 and 114 shares of Class A
Common Stock, respectively.

      On February 24, 2004, pursuant to the 1997 Plan, Klopp was granted a performance stock award pursuant to which Klopp may initially vest in a right to receive shares of Class A Common Stock with a value at the end of 2004 ranging from $0 to $750,000 if and to the extent the initial performance criteria is satisfied subject to further vesting over time and the extent of the satisfaction of additional vesting criteria.

      On July 15, 2004, pursuant to his employment agreement and the Issuer's 2004 long-term incentive plan, Klopp was granted 218,818 shares of restricted Class A Common Stock.

      To the best of knowledge of the Reporting Persons, except as described in this Amendment No. 9, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the period which commenced sixty days prior to the date of the event which triggered the filing of this Amendment No. 9 to Schedule 13D and ends on the date of filing of this Amendment No. 9 to
Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

      --------------------------------------------------------------------------
        Exhibit No.    Description
        ----------     -----------
      --------------------------------------------------------------------------
       1.              Purchase Agreement, dated as of May 11, 2004, among the
                       Issuer, Berkley and certain stockholders of the Issuer
                       (filed as Exhibit 10.1 to the Issuer's Current Report on
                       Form 8-K (File No. 1-14788) filed on May 11, 2004 and
                       incorporated herein by reference).
      --------------------------------------------------------------------------

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


                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


                                            Veqtor Finance Company, L.L.C.
                                            By:  Zell General Partnership, Inc.,
                                                 its managing member


                                                 By:/s/ Donald J. Liebentritt
                                                    -------------------------
                                                     Name: Donald J. Liebentritt
                                                     Title: Vice President

                                            Samstock, L.L.C.


                                            By:/s/ Donald J. Liebentritt
                                               -------------------------
                                               Name: Donald J. Liebentritt
                                               Title: Vice President

                                            SZ Investments, L.L.C.


                                            By:/s/ Donald J. Liebentritt
                                               -------------------------
                                               Name: Donald J. Liebentritt
                                               Title: Vice President

                                            Zell General Partnership, Inc.


                                            By:/s/ Donald J. Liebentritt
                                               -------------------------
                                               Name: Donald J. Liebentritt
                                               Title: Vice President

                                            Sam Investment Trust
                                            By:  Chai Trust Company, L.L.C.,
                                                 as Trustee


                                                 By:/s/ Donald J. Liebentritt
                                                    -------------------------
                                                    Name: Donald J. Liebentritt
                                                    Title: President

                                            Chai Trust Company, L.L.C.


                                            By:/s/ Donald J. Liebentritt
                                               -------------------------
                                               Name: Donald J. Liebentritt
                                               Title: President

                                            CMH Investment Partnership LP
                                            By:  Craig M. Hatkoff, its general
                                                 partner

                                                 /s/ Craig M. Hatkoff
                                                 --------------------
                                                 Name: Craig M. Hatkoff
                                                 Title: General Partner

                                            CRAIG M. HATKOFF

                                            /s/ Craig M. Hatkoff
                                            ---------------------


                                            JRK Investment Partnership LP
                                            By:  John R. Klopp, its general
                                                 partner

                                                 /s/ John R. Klopp
                                                 --------------------
                                                 Name: John R. Klopp
                                                 Title: General Partner

                                            JOHN R. KLOPP

                                            /s/ John R. Klopp
                                            ---------------------